Filed by New Century Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: New Century Financial Corporation

Commission File No: 000-22633

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

On April 22, 2004, we held a conference call announcing our earnings for the quarter ended March 31, 2004, and provided further details relating to our previously announced plan to convert to a real estate investment trust (REIT). The following are copies of slides used in connection with our conference call.

New Century

Financial Corporation

Performance Overview

1Q03 1Q04

Net Earnings

3 Months $45.7 million $ 87.2 million

Earnings Per Share

3 Months $1.23 $2.03(a)

Production Volume

3 Months $ 4.7 billion $ 8.4 billion

(a) On-balance sheet asset portfolio and residual interests contributed $0.64 of the $2.03 total EPS

The REIT

Overview of REIT

! New Century expects to convert to REIT status and raise approximately $750 million in equity capital using UBS and FBR as lead underwriters

! We expect this amount of capital will allow the company to build a REIT portfolio of $15-$20 billion without the need to raise additional capital

! The REIT expects to add approximately $8-$10 billion to its on-balance sheet portfolio during 2004

! Our portfolio will contribute approximately 50% of EPS by the end of 2005, reducing reliance on our origination franchise to grow earnings

! We will continue to grow our origination franchise through our taxable REIT subsidiaries

! We will pay dividends in accordance with the Internal Revenue Code, which requires distribution of at least 90% of REIT taxable income

Reasons for Becoming a REIT

! Well positioned to originate and manage portfolio of mortgage loans

! REIT structure provides unique advantages:

! Capacity to grow loan portfolio in a tax-efficient manner

! Flexibility to execute growth strategies

! Diversification of revenues

! More stable earnings

! Attractive dividend yield

! Higher after-tax return to stockholders

! Strong investor demand for high yielding and growth investments

! Increased market value attracts greater research coverage and investor interest

C-Corp. – REIT

Business Structure

C-CORP.

STOCKHOLDERS

Capital Optional Dividends

PORTFOLIO ASSETS

On B/S Securitizations

ORIGINATION, SALES, SERVICING

RETAINED EARNINGS

REIT

STOCKHOLDERS

Capital Mandatory Dividends

REIT PORTFOLIO ASSETS

On B/S Securitizations

Loans Sold Optional Dividends

TAXABLE REIT SUB. ORIGINATION, SALES, SERVICING

RETAINED EARNINGS

Impact to Convertible Bondholders

! In July 2003, the Company issued $210 million of Convertible Senior Notes due July 3, 2008

! Notes became convertible on March 17, 2004 and remain convertible until maturity

! Conversion price of $34.80 represents 28% premium to the $27.19 price at the time of issue. Holders currently have the right to receive an aggregate of 6,034,686 shares of common stock upon conversion (equal to 28.74 shares of common stock per $1,000 principal amount)

! Immediately after the REIT restructuring, the conversion rate and price will remain the same. Note holders will be entitled to receive an aggregate of 6,034,686 shares of New Century REIT common stock upon conversion at the current conversion rate

! Notes continue to be subject to same adjustments to conversion rate relating to dividends, distributions, stock splits and similar changes as provided in the existing indenture. However, the maximum number of shares issuable upon conversion of the Notes remains 7,418,754 shares 8

Financial Results

Record Earnings Per Share

$2.25

$2.03 $2.00 $2.00

$1.75 $1.75

$1.61 $1.50

$1.25 $1.23

$1.00

Operating Margin

1Q04

Gain on sale* 3.82%

Net interest income 0.58%

Net points and fees (0.36%)

Operating Expenses (1.99%)

Pre-Tax Operating Margin 2.05%

Operating Margin

2.53%

2.05% 1.98% 1.94%

Note: For GAAP reconciliation see Addendum A at the end of this presentation.

Increasing Guidance

2003 2004 Previous 2004 Revised

Actual Guidance Guidance

EPS $ 6.56 $ 7.00 $ 7.50- $8.00*

Loan Production $27.4 billion $30 billion $ 36 billion

* Whether or not we convert to a REIT and complete the related capital raise

C-Corp. – REIT The Tax Advantage

C-CORP.

PORTFOLIO ASSETS

Gross Income $100,000 Income Tax Expense 42,000 Net Income $ 58,000

REIT

REIT PORTFOLIO ASSETS

Gross Income $100,000 Income Tax Expense 0 Net Income $100,000

Difference = Tax Savings

Building for the Future

Projected Cash Flow and EPS from Balance Sheet Portfolio and Residual Interests

$ 4.84

Goal: 50% of

earnings contribution $ 3.00

from balance sheet by

end of 2005

$ 1.41

$ 1.19 $ 1.22

$ 1.02

$ 0.82 $ 0.79 $ 0.75

$ 0.64

Loan Performance

60+ Delinquency by Production Vintage

Operations Overview

Growing Production Volume

Volume Trend by quarter—$’s in millions – 80% increase compared to 1Q03 $8,639 $8,436 $8,252

$5,803

$4,689

Competitive Advantages

! Growing wholesale and retail production franchise

! Expanding sales force

! Innovative technology/marketing

! Growing percentage of purchase money business

! Geographic expansion

! Rated servicing platform

Growing Wholesale Production

Wholesale Volume by quarter—$’s in millions – 82% increase compared to 1Q03 $8,015 $7,695 $7,612

$5,324

$4,237

Growing Retail Production

Retail Volume by quarter—$’s in millions – 64% increase compared to 1Q03 $741

$640 $624

$479 $452

Expanding Sales Force

659 657 722 631 658 627 534 505 463 475 416 376

Retail Loan Officers Wholesale Account Executives

*Estimated 21

Growing Purchase Business

Home Purchase Business—187% increase compared to 1Q03

29% $2,484 $2,344 $2,298 27% 26%

21% $1,336 18% $864

Expanding Franchise

1Q04 Production

California 40%

Other Western States 19%

Northeast 21%

Other Eastern States 20%

NCEN HQ

< $25 million

$25—$50 million

$50—$100 million

$100 million—$1 billion

$1 billion—$5 billion

Regional Processing Centers

7 Proposed Centers for 2004

Loan Servicing Platform

! Received RPS3 rating from Fitch Ratings

!$ 12.9 billion loan servicing balance as of March 31, 2004

! Platform scalable to support growth in production and portfolio

! Expect to retain servicing of our on-balance sheet securitizations of

$8-$10 billion and additional $2-$4 billion through whole loan sales during last six months of 2004

Production Characteristics

Maintaining Credit Quality – 1Q04

NCEN Credit Grade AA A+ A- B C Total

Wtd. Avg. FICO Score 634 594 574 562 549 619

Wtd. Avg. Int.-Fixed 7.2% 7.1% 7.3% 7.8% 8.6% 7.2%

Wtd. Avg. Int.-ARMs 6.6% 7.0% 7.2% 7.8% 8.2% 6.9%

Wtd. Avg. LTV 87.3% 81.1% 77.0% 74.6% 68.8% 84.5%

% of Originations 72.9%* 11.6% 7.6% 4.4% 3.5% 100.0%

84.5% 3.5%

*Includes Commercial and Private label prime 25

Production Characteristics

Credit Quality Trend – comparing quarters

84.5%

71.3% 619

57.5%

598 597 42.2%

32.7% 582

572

13.9%

10.0%

5.5%

3.5% 3.5%

Top 2 Credit Grades Bottom 2 Credit Grades FICO Score

Summary

“Enhance Stockholder Value in 2004”

! Maintain Growth Initiatives

! Increase loan production ($36 billion target in 2004)

! Expand geographically

! Increase market share

! Expand technology

! Build a Stronger Balance Sheet

! Grow on-balance sheet portfolio

! Project balance sheet assets will contribute at least $3.00 to 2004 EPS

! Estimate balance sheet assets to provide approximately 50% of net earnings by the end of 2005

! Enhance Stockholder Value

!$ 7.50-$8.00 of EPS in 2004 whether or not we convert to a REIT and complete the related capital raise

! Continue quarterly dividend

! Conversion to REIT

New Century

Financial Corporation

Addendum A

Reconciliation of Non-GAAP Measures

The slides contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the registrant; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, we have provided in this Addendum a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measure.

The following table is a reconciliation of loan acquisition costs to our total expenses in our income statement, presented in accordance with GAAP ($’s in thousands):

1Q04 4Q03 3Q03 2Q03 1Q03

Total expenses $ 204,533 $ 193,090 $ 145,363 $ 111,330 $ 102,931

Add / subtract:

Excluded expenses (a) (12,274) (18,607) (4,797) (12,464) (6,380)

Provision for loss and hedge loss from on-balance

Direct origination costs classified as a reduction in

gain on sale 51,600 50,600 47,600 48,500 35,400

Interest expense (55,964) (52,341) (27,934) (19,749) (17,552)

Loan acquisition costs – overhead $ 168,026 $ 162,237 $ 152,119 $ 122,223 $ 108,907

Divided by: quarterly volume $ 8,436,356 $ 8,251,562 $ 8,638,808 $ 5,802,997 $ 4,689,471

Loan acquisition costs overhead (bps) 1.99% 1.97% 1.76% 2.11% 2.32%

(a) Excluded expenses consist of profit-based compensation, servicing division overhead, certain professional fees and direct origination costs 31 capitalized to our loans held for investment.

Certain statements contained in this slide presentation may be deemed to be forward-looking statements under federal securities laws, and we intend that such statements be subject to the safe harbor created thereby. The forward-looking statements include (i) our expectation that we will convert to REIT status and raise approximately $750 million in equity capital using UBS and FBR as lead underwriters; (ii) our belief that this amount of capital will allow us to build a REIT portfolio of $15 to $20 billion without the need to raise additional capital; (iii) our expectations regarding the impact that the REIT conversion will have on our convertible senior notes; (iv) our expectation that the REIT will add approximately $8 to $10 billion to its on-balance sheet portfolio during 2004; (v) our expectation that our loan portfolio will contribute approximately 50% of EPS by the end of 2005, reducing reliance on our origination franchise to grow earnings; (vi) our expectation that we will continue to grow our origination franchise through our taxable REIT subsidiaries; (vii) our belief that the REIT structure will provide the following advantages: (1) capacity to grow our loan portfolio in a tax-efficient manner, (2) flexibility to execute growth strategies, (3) diversification of revenues, (4) more stable earnings, (5) attractive dividend yield; (viii) our 2004 projections for cash flow and EPS from our balance sheet portfolio and residual interests; (ix) our revised 2004 EPS guidance of $7.50 to $8.00 (whether or not we convert to a REIT and complete the related capital raise); (x) our revised 2004 loan production volume projection of $36 billion; (xi) our beliefs regarding our competitive advantages; (xii) our estimates regarding our sales force growth in 2004; (xiii) our expectation that we will retain servicing of our on-balance sheet securitizations of $8 to $10 billion and an additional $2 to $4 billion through whole loan sales during the last six months of 2004; (xiv) our goal to enhance stockholder value in 2004; (xv) our projection that balance sheet assets will contribute at least $3.00 to 2004 EPS; (xvi) our goal to maintain growth initiatives by increasing loan production, expanding geographically, increasing our market share and expanding our technology; (xvii) our goal to build a stronger balance sheet by growing our on-balance sheet portfolio; and (xviii) our goal of enhancing stockholder value by continuing to pay quarterly dividends and converting to a REIT. We caution that these statements are qualified by important factors that could cause actual events to differ materially from those reflected by the forward-looking statements. Such factors include, but are not limited to, (i) the condition of the U.S. economy and financial system; (ii) the condition of the markets for whole loans and mortgage-backed securities; (iii) the stability of residential property values; (iv) our ability to obtain stockholder approval of the agreement and plan of merger that is attached as an annex to the registration statement on Form S-4 filed with the Securities and Exchange Commission (“SEC”) by New Century REIT, Inc. in connection with the REIT conversion; (v) the satisfaction or, where permitted, waiver of the conditions specified in the agreement and plan of merger; (vi) our ability to comply with the requirements applicable to REITs; (vii) our ability to maintain low loan acquisition costs; (viii) the potential effect of new state or federal laws and regulations; (ix) the effect of increasing competition in our sector; (x) our ability to maintain adequate credit facilities to finance our business; (xi) the interest rate environment; (xii) the outcome of litigation or regulatory actions pending against us; (xiii) the accuracy of the assumptions used to calculate our EPS and cash flow projections; (xiv) the ability of our servicing platform to maintain high performance standards and (xi) our ability to adequately hedge our residual values. Additional information on these and other factors is contained in our Annual Report on Form 10-K for the year ended December 31, 2003, as amended, and our other periodic filings with the Securities and Exchange Commission, and also in the registration statement on Form S-3 and registration statement on Form S-4 filed with the SEC by New Century REIT, Inc. We assume no obligation to update the forward-looking statements included in this slide presentation.

Proxy Information

Information contained in this document is not a substitute for the preliminary proxy statement/prospectus that is part of the registration statement on Form S-4 of New Century REIT, Inc., which was filed with the Securities and Exchange Commission on April 22, 2004 in connection with the proposed REIT conversion. The preliminary proxy statement/prospectus is a proxy statement of New Century Financial and prospectus of New Century REIT, Inc., a wholly owned subsidiary of New Century Financial. Investors are urged to read the preliminary proxy statement/prospectus and any other relevant documents filed with the Securities and Exchange Commission, including the definitive proxy statement/prospectus when available, because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, you may obtain documents filed by New Century Financial with the Securities and Exchange Commission free of charge by requesting them in writing from New Century Financial Corporation, 18400 Von Karman, Suite 1000, Irvine, California, 92612, Attention: Carrie Marrelli, or by telephone at (949) 224-5745.

Participants in Solicitation

New Century Financial and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of New Century Financial in connection with the proposed REIT conversion. Information about the directors and executive officers of New Century Financial and their ownership of New Century Financial stock are set forth in the preliminary proxy statement/prospectus. Investors are also urged to review the information regarding the interests of such participants in the definitive proxy statement/prospectus when filed with the Securities and Exchange Commission.